Filed by R. R. Donnelley & Sons Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Consolidated Graphics, Inc.

Commission File No.: 001-12631

Date: October 24, 2013

R.R. Donnelley & Sons Co.		Acquisition of Consolidated
Graphics Inc by R. R.
Donnelley & Sons
	RRD	Company Call	Oct. 24, 2013
Company ▲	Ticker ▲	Event Type ▲	Date ▲

PARTICIPANTS

Corporate Participants

Dave Gardella – Senior Vice President-Investor Relations, R.R. Donnelley & Sons Co.

Thomas J. Quinlan – President, Chief Executive Officer & Director, R.R. Donnelley & Sons Co.

Daniel L. Knotts – Chief Operating Officer, R.R. Donnelley & Sons Co.

Daniel N. Leib – Chief Financial Officer & Executive Vice President, R.R. Donnelley & Sons Co.

Other Participants

Charles Strauzer – Senior Managing Director-Sales & Trading, CJS Securities, Inc.

Kannan Venkateshwar – Analyst, Barclays Capital, Inc.

Scott R. Wipperman – Analyst, Goldman Sachs & Co.

Westcott I. Rochette – Analyst, Standard & Poor’s Investment Advisory Services LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, and welcome to the R.R. Donnelley update call. My name is John and I will be your operator for today’s call. At this time, all participants are in listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded. And I will now turn the call over to Dave Gardella. You may begin, Dave.

Dave Gardella, Senior Vice President-Investor Relations

Thank you, John. We are joined this morning by Tom Quinlan, Dan Leib, and Dan Knotts. Earlier this morning, we announced that we reached a definitive agreement to acquire Consolidated Graphics. Tom will begin with brief remarks, which will be followed by a question-and-answer session. Please limit your questions to the acquisition. We look forward to a full discussion of our third quarter financial results on our November 5 Earnings Call.

During today’s call, we will refer to forward-looking statements that are subject to uncertainties. For a complete discussion, please refer to the cautionary statement included in our press release and further detailed in our annual report on Form 10-K and other filings with the SEC.

Further, we may discuss non-GAAP and pro forma financial information. We believe the presentation of non-GAAP and pro forma results provides you with useful supplementary information concerning the company’s ongoing operations and is an appropriate way for you to evaluate the company’s performance. They are, however, provided for informational purposes only. Please refer to our press release and related footnotes for GAAP information and a reconciliation of GAAP to non-GAAP information.

I’ll now turn the call over to Tom.

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R.R. Donnelley & Sons Co.		Acquisition of Consolidated
Graphics Inc by R. R.
Donnelley & Sons
	RRD	Company Call	Oct. 24, 2013
Company ▲	Ticker ▲	Event Type ▲	Date ▲

Thomas J. Quinlan, President, Chief Executive Officer & Director

Thank you, Dave. As you’ve seen, we’ve made a few announcements earlier this morning. First, our Board of Directors declared a regularly quarterly dividend of $0.26 per share, which will be paid on December 2. Second, we provided a preliminary third quarter results. Some of the highlights of those results include third quarter organic revenue growth of approximately 2.2%. Importantly, we experienced organic growth in both our U.S. and international operating segments. The quarter benefited from some project timing and increase in pass-through postage revenue, but a very good quarter with positive organic growth even if we adjusted for those.

Dan Leib will take you through all the details on November 5. Third quarter EBITDA of approximately $280 million, while this is a reduction from the $320 million of EBITDA we delivered in last year’s third quarter, recall from our second quarter earnings call that we mentioned that the third quarter would face a $50 million year-over-year headwind related to the reversal of incentive compensation and reductions in our LIFO and workers compensation reserves last year, as well as lower pension income this year. Those headwinds actually totaled almost $60 million as we recognized higher than expected expense on some of these same items in the current quarter. Finally, third quarter free cash flow was approximately $194 million, or $100 million greater than last year’s third quarter.

On a year-to-date basis, free cash flow was almost $160 million higher than last year. We are pleased with these results and we look forward to discussing them in detail on November 5, as I said. Now from this point forward, my comments and the Q&A will focus on the third topic we announced earlier this morning, which is our entering into a definitive agreement to acquire Consolidated Graphics.

Let me start off with a recap of the transaction highlights, which were included in the press release. The transaction value is approximately $620 million, plus the assumption of net debt. Based on the mix of cash and R.R. Donnelley common stock, we expect to spend approximately $436 million in cash, including debt assumed and issue approximately 16 million shares. Shareholders of Consolidated Graphics will receive per share consideration of $34.44 in cash and 1.651 shares of R.R. Donnelley stock. This is a fixed exchange ratio.

The acquisition is expected to be both delevering and accretive to R.R. Donnelley’s non-GAAP diluted earnings per share within 12 months following the closing of the transaction. We expect the transaction to close in the first quarter of 2014. The completion of the transaction is subject to customary closing conditions, including regulatory approval and approval of Consolidated Graphics’ shareholders.

So with that as the financial backdrop of the transaction, I’d like to spend some time commenting on its strategic aspects. Recall that on our second quarter earnings call, we talked about the four elements of our go-to-market strategy. The addition of Consolidated Graphics will enhance each of our four approaches as follows.

The first approach is to target and win transactional sales opportunities. The infrastructure behind our business model, combined with our operating scale and breadth of offerings, positions us well to meet our customers’ communication needs. The impressive digital capabilities and geographic footprint that Consolidated Graphics brings to our company will further strengthen our ability to serve this universe of customers.

The second aspect of our go-to-market approach is to provide end-to-end solutions to our enterprise accounts. These accounts have complex communication requirements and we serve them through a combination of our industry leading platform and our global print management

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R.R. Donnelley & Sons Co.		Acquisition of Consolidated
Graphics Inc by R. R.
Donnelley & Sons
	RRD	Company Call	Oct. 24, 2013
Company ▲	Ticker ▲	Event Type ▲	Date ▲

expertise. Similar to our approach, Consolidated Graphics’ print management offering focuses on end-to-end process improvements for customers. From planning to production to fulfillment to innovative print and non-print communication, Consolidated Graphics and R.R. Donnelley’s approach to print management are well aligned.

The third way we approach our customers is through our supply chain management capabilities. Our global sourcing expertise, our IT systems and our leading logistics resources allow us to develop and execute complex supply chain programs for our customers. While outsourcing capabilities have proven to be very effective in managing these programs, the Consolidated Graphics national platform offers opportunity to manage this even more effectively, especially as it relates to promotional products, packaging and specialty service offerings.

And the fourth of our go-to-market approaches involves providing our customers with specialized comprehensive communication solutions. We are providing industry -specific integrated workflow solutions to drive meaningful process efficiencies for our customers. On our second quarter earnings call, we gave an example of our recent project that involved helping a major retailer launch into an important new geographic market, in part, by managing their in-store signage from production to kitting to distribution.

Consolidated Graphics’ first-rate digital print capabilities with point of purchase displays, large format work, and packaging and expertise with retail customer will complement and enhance our in-store marketing offering. They fit well into our broad suite of product and service offerings. Both companies have selectively identified certain industry verticals for which we feel we can add value. Together as one company going forward, our collaborative efforts will drive lasting relationships with a diverse customer base.

Further, as we do with any acquisition, we approach this transaction with a focus on seamless customer transition, efficient and effective planning and a disciplined approach to achieving synergies. We see immediate opportunities for revenue, procurement, manufacturing and logistics synergies. The company’s facility footprint in the United States complements our existing platform and expands our geographic reach. We will apply our everyday discipline to cost reduction and financial management, which continues to serve us well and will pave the way toward our long-term gross leverage target of 2.25 times to 2.75 times on a sustainable basis.

Finally, I’d like to congratulate Joe Davis on the job he’s done in Consolidated Graphics. Joe and his leadership team have skillfully built their company into a world-class entity over the past 28 years, one that aligns well with the R.R. Donnelley strategy. We look forward to partnering with its 5,300 hard working employees, as we further expand the breadth of our product offering and service offering.

Before I open it up for question, I’ll remind the audience that we plan to release our third-quarter 2013 financial results before the market opens on Tuesday, November 5, followed by a conference call that morning, during which we will discuss the detail of the quarter’s results. So, we appreciate you limiting your questions today to the transaction of Consolidated Graphics.

Operator, we will open the line for questions now.

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R.R. Donnelley & Sons Co.		Acquisition of Consolidated
Graphics Inc by R. R.
Donnelley & Sons
	RRD	Company Call	Oct. 24, 2013
Company ▲	Ticker ▲	Event Type ▲	Date ▲

QUESTION AND ANSWER SECTION

Operator: Thank you. We’ll now begin the question-and-answer session. [Operator Instructions]

And our first question is from Charles Strauzer from CJS Securities.

<Q – Charlie Strauzer – CJS Securities, Inc.>: Hi, good morning.

<A – Dan Knotts – R.R. Donnelley & Sons Co.>: Hi, Charlie.

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: Good morning, Charlie.

<Q – Charlie Strauzer – CJS Securities, Inc.>: So Tom, just talk a little bit about the transaction and maybe a little bit more how when you looked at the combination, your thoughts on what CGX added on kind of a bigger picture versus your platform. Obviously, CGX is a little bit more short-run focused than your overall platform on the long run side, but I know you do have a commercial platform as well. But were there pieces missing in the RRD platform that you think CGX really adds to the equation now?

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: Thanks, Charlie. And Dan Knotts and I will address your question here. But we’ve got – look, they’ve got – as you know, from your coverage, there’s 70 commercial printing operating companies, 27 states. They’re in Prague, Czechoslovakia, as well as Japan and Toronto. What it gives us on the digital side, the packaging side, the signage side, they’ve got some other high growth segments, it adds the footprint that we have in a major way that allows us to, as I talked about, is the way we’re going to market on our approach.

It allows us to go ahead and, again, continue to serve customers in the areas where we think are growing on the transactional side. We’ve talked to you about in-store marketing and what we’re doing in the retail vertical. We’re talking to you about what we’re going to do in financial and healthcare. The facilities that that Consolidated Graphics has, that Joe and his team have built, allow us to serve those customers even better in the States. From a logistics standpoint, again, having more is going to help us from a logistics standpoint, as it relates to that part of their business.

<Q – Charlie Strauzer – CJS Securities, Inc.>: Got it.

<A – Dan Knotts – R.R. Donnelley & Sons Co.>: Charlie, this is Dan Knotts. The other thing I would add to that is, we still operate in an environment where our customers are extremely decentralized. So the ability to have greater access to that customer base through all of the facilities that Consolidated Graphics brings to R.R. Donnelley is another significant benefit for us as well.

<Q – Charlie Strauzer – CJS Securities, Inc.>: Got it. And then, Tom, talk about – too about systems integration and things like that, where you think there could be not only synergies, but also greater visibility within the two businesses?

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: Yeah. I think, look, we’re going have a business that’s going to be approaching on the, what we call, commercial print side of almost $1.6 billion. So I mean, when you think about that as probably the sixth largest printing company by itself in, as you look across the spectrum. Systems’ IT, there’s always benefits there. There is great things that are going on in both companies. Again, putting that brain power together, coming back and seeing how we can make it more efficient for customers, how we can reduce their costs and improve their return on the investment. Technology is going to play a big role in that and continues to play a big role in that. So, again, I think we’re looking forward to that as well.

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R.R. Donnelley & Sons Co.		Acquisition of Consolidated
Graphics Inc by R. R.
Donnelley & Sons
	RRD	Company Call	Oct. 24, 2013
Company ▲	Ticker ▲	Event Type ▲	Date ▲

<A – Dan Knotts – R.R. Donnelley & Sons Co.>: And, Charlie, the other thing to add on to that from an IT systems standpoint, we look at our systems in three ways. One is the market facing systems that we present on behalf of our customers and to our customers. And the opportunity to have Consolidated Graphics be part of that distributed network of customer facing systems, whereby orders are placed directly into those facilities is a significant upside for us, it will provide tremendous flexibility to our customer base as well. The other two parts of it are the infrastructure – system side of the infrastructure and the ability to leverage a broader infrastructure to take the advantage of scale. And the third one is the – are the operating systems that exist within the facilities themselves. And as we go into all these acquisitions, we look at the best of the best, and we would do that as part of this one as well on the operating systems side.

<Q – Charlie Strauzer – CJS Securities, Inc.>: Great. I’m sorry.

<A – Dan Knotts – R.R. Donnelley & Sons Co.>: I’m sorry. Go ahead.

<Q – Charlie Strauzer – CJS Securities, Inc.>: And just lastly, Tom, if could just talk about when we can expect a little bit more granularity on the level of accretion in potentially some synergy numbers? Are you going to present that in November, or are you think that’s more as we get closer to closing.

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: I think, Charlie, as you known us over the years, I got away a long time ago from presenting synergy numbers. I think as we’ve talked about here, we think it’s going to be accretive – will be accretive after a year after closing. But, again, I think I know other people provide those to you, for whatever reason I’m not sure, but I think as we go through it on our call next week, we’ll talk in detail about what we think is a fantastic quarter that we had. We’re really starting to hit on all cylinders despite what’s going on from an economic standpoint. And I think that’s where we’ll talk to you a little bit more about this obviously, but I think that’s where we’ll spend a lot of time.

<Q – Charlie Strauzer – CJS Securities, Inc.>: Well, can’t blame me for trying, right, Tom?

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: No, I can’t. I’d be disappointed in you, if you didn’t.

<Q – Charlie Strauzer – CJS Securities, Inc.>: All right. Congratulations. Thanks.

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: All right. Thank you.

Operator:   Our next question is from Kannan Venkateshwar from Barclays.

<Q – Kannan Venkateshwar – Barclays Capital, Inc.>: Hi. Good morning.

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: Good morning.

<Q – Kannan Venkateshwar – Barclays Capital, Inc.>: Just a couple of questions. The first is, clearly, in terms of the funding for this transaction. I joined the call slightly late. I don’t know if you guys spoke about this. But is this all coming from the cash on your balance sheet right now? And secondly, just wanted to understand, I mean, today, if I look at Consolidated Graphics, I guess that stock is trading closer to about seven times EBITDA, whereas your stock is trading lower than that.

So what’s the rationale for doing the transaction now using your stock, which is cheaper than their stock?

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R.R. Donnelley & Sons Co.		Acquisition of Consolidated
Graphics Inc by R. R.
Donnelley & Sons
	RRD	Company Call	Oct. 24, 2013
Company ▲	Ticker ▲	Event Type ▲	Date ▲

<A – Dan Leib – R.R. Donnelley & Sons Co.>: Yeah. So, thanks, Kannan. It’s Dan. First question, as we mentioned, delevering transaction here in terms of funding of it, given the seasonality of our cash flow and the guidance that we have out there for free cash flow, and as well as having nothing drawn on the revolver at quarter end, we have the flexibility to fund the transaction with primarily cash on hand. Obviously, we’ll keep an eye towards the market. Our bonds have traded very well of late. And what we’ve done in managing the liquidity profile and the towers has been helpful in that regard. And so, we’ll always keep an eye on the markets. We have our next maturity coming due in April of 2014. So, we have a lot of different avenues that we can use to fund the transaction.

In terms of your second question on price paid and everything else, we’re very comfortable. And I think our comments on the deleveraging comment as well as the accretive within 12 months, we’re very comfortable with the price paid. We think it’s a fair price, and very excited about the transaction for some of the reasons that we described in the prepared comments and then also the reasons that we described in response to a couple of the questions.

<Q – Kannan Venkateshwar – Barclays Capital, Inc.>: Okay. Just one follow-up on the cost side of it. I guess that Consolidated Graphics in their earnings call last quarter, one of the things they mentioned is they expect lot of feelings on the labor side. And it looks like their G&A is roughly about $100 million. So, going forward, in terms of the accretion numbers that you guys are looking at for next year, how much of it is from some of these expense reductions that they had put in place already and how much of it is on account of some of the affinities that you guys expect, without getting into the exact numbers? I mean just...

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: I mean, Kannan, look, as you know, as you look at these things, you look for opportunities that are out there that take place from a procurement standpoint. Having the economics of scale that allows you to purchase better, whether it’s in prepress plates, proofing, freight, whatever it may be, those opportunities are all out there for us because of us coming together here. Look, we’re going to be a more efficient company. The two of us together, we’re going to be able to drive cost savings for our customers and we’re going to continue to be able to serve our customers with all the products and services that both companies have.

When you think about the point of sale opportunities, when you think about the healthcare communications, just alone what’s going in the marketplace today and what’s going to continue to go on for the next couple years in the United States surrounding healthcare, where the healthcare companies are going to become more consistent communication pieces with their end customers. It’s not companies that are going to continue to go out to try to get customers for healthcare companies. It’s going to be those healthcare companies going out to individuals in the country to bring them on board as customers for them. Consolidated Graphics and us can play a big role in that in helping those companies attract business for their companies.

<Q – Kannan Venkateshwar – Barclays Capital, Inc.>: Right. Thank you.

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: Thank you.

Operator:   Your next question is from Scott Wipperman from Goldman Sachs.

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: Hi, Scott.

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R.R. Donnelley & Sons Co.		Acquisition of Consolidated
Graphics Inc by R. R.
Donnelley & Sons
	RRD	Company Call	Oct. 24, 2013
Company ▲	Ticker ▲	Event Type ▲	Date ▲

<Q – Scott Wipperman – Goldman Sachs & Co.>: Hey, good morning, guys. Thanks for taking the question. Congratulations on the deal. Just a few questions. I guess, just confirming sort of the cash component here, I guess, is going to be, what, $340 million-ish, is that correct?

<A – Dan Leib – R.R. Donnelley & Sons Co.>: Yeah. So, it’s a little higher when you include the assumption of net debt.

<Q – Scott Wipperman – Goldman Sachs & Co.>: Right, net. And that’s about $100 million,

Dave?

<A – Dan Leib – R.R. Donnelley & Sons Co.>: Yeah. I think at June – yeah, that’s about right.

<Q – Scott Wipperman – Goldman Sachs & Co.>: Okay. Got it. Okay. And then, I mean – I guess the idea that this is going to be deleveraging in the next 12 months. I guess just wanted to zero in on that comment, should we think about that pro forma from where you end up after the transaction or you’re saying it’s going to be delevering from where we are sitting here already today?

<A – Dan Leib – R.R. Donnelley & Sons Co.>: Yes. So, I can elaborate a little bit on that.

<Q – Scott Wipperman – Goldman Sachs & Co.>: Leverage is presumably going to go up a little bit, right?

<A – Dan Leib – R.R. Donnelley & Sons Co.>: Well, yeah. So it’s certainly pro forma for the acquisition. Obviously, the debt will come on day one and then also for any of the synergies that come through or cost actions that come through. And so adding those in, and based on the consideration mix, it’s deleveraging. And from where we sit today, as well as within our range – the transaction itself, within our range of targeted leverage of 2.25 times to 2.75 times.

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: And I hope, Scott, this and others on the call demonstrate to you that our continuation of being within the guidelines that we spoke about, that we have been speaking about this year, we obviously take them serious as we go through and look at possible transactions. And again, I think we’ve got a bunch of stakeholders, you being one of them, equity, our employees, our retirees, our vendors, I think this is, again, we demonstrated that we’re being balanced about our deployment of capital here. And again, I do think what Joe Davis and team have built is just a tremendous property. And to combine that with the R.R. Donnelley property, I think, bodes well for customers.

<Q – Scott Wipperman – Goldman Sachs & Co.>: No, I appreciate that. And then maybe just one more, I guess, Tom. I mean it’s been a while since we’ve seen you guys doing an M&A transaction of this size. I mean, clearly, you’ve done bigger ones in the past. But how do we think about just kind of going forward? I mean, should we assume that you’ll be out of the market for the foreseeable future, or are you guys still open to doing future M&A transactions, provided everything that you just said in terms of the guidelines and the balanced manner that you’d be looking at them?

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: Yeah. Again, we’re hoping everybody takes away on this call that says okay, these guys are serious about being in the leverage guidelines that they’ve given. And I think we are going to continue to do what we do every day. I don’t think we can – there’s a couple of people that worked all night and that is still up. So I don’t think they’ll be doing anything for a couple of days. But, look, we’re looking for opportunities to where we can add capabilities to this company, at the same time not tax our balance sheet. And when you think about why we do acquisitions, it’s customers, it’s capacity, it’s cost. And I think, again, you go back to the

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R.R. Donnelley & Sons Co.		Acquisition of Consolidated
Graphics Inc by R. R.
Donnelley & Sons
	RRD	Company Call	Oct. 24, 2013
Company ▲	Ticker ▲	Event Type ▲	Date ▲

last one of size that we did was Bowne. I think we’ve done about 14 in the last couple of years, but this one is larger than the others that we’ve done since Bowne, but it falls within those criterias. And again, it gives us the flexibility to continue to operate this company as we see fit.

If there are opportunities out there to where we can, again, help this platform grow further, be an asset to customers, at the same time, keep our balance sheet to where we want it to be, we are going to take a look at those.

<Q – Scott Wipperman – Goldman Sachs & Co.>: Great. Thanks for taking the questions.

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: Thanks.

<A – Dan Leib – R.R. Donnelley & Sons Co.>: Thank you, Scott.

Operator:   Next question is from Westcott Rochette from S&P Capital.

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: And John, this will be the last call. So thank you. Last question, I’m sorry. Go ahead.

<Q – Westcott Rochette – Standard & Poor’s Investment Advisory Services LLC>: That’s all right. Thanks very much. So just a question on the transaction, given it’s technically a take-under, so it’s going to be under a little more scrutiny, and I know it’ll come out in the filings. But can you just talk about communication you’ve had with any of the shareholders from CGX or timeline of conversations, whether this is an open proceeding, just trying to think how challenged this acquisition is going to be?

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: Yeah. And, thank you for that question. And obviously, that will all be in documentation that will be forthcoming shortly. But obviously, we’ve talked to the largest shareholder name Joe Davis.

<Q – Westcott Rochette – Standard & Poor’s Investment Advisory Services LLC>: Joe.

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: Joe. Joe owns 16.5% to 17% of this fine company. So I think he’s got a vested interest in this transaction, maybe more so than a lot of people. And obviously, the rest of that will come out in the documentation that ends up getting filed.

<A – Dan Leib – R.R. Donnelley & Sons Co.>: And as we mentioned in the press release, both boards approved the transaction unanimously. But to Tom’s point, the rest of deliberations will come out in these filed documents.

<Q – Westcott Rochette – Standard & Poor’s Investment Advisory Services LLC>: Right.

Okay. And just one more question on overlap with the company’s business. Can you just broadly kind of talk about plan overlap or business segment kind of overlap, and where you see that today?

<A – Tom Quinlan – R.R. Donnelley & Sons Co.>: I mean, there’s no tremendous overlap in the customer bases as we look at it, which is again another plus. When you think about their products and services, I mean they do everything from temporary point of sales, financial communications, healthcare communications, brochures, photos, photo products, packaging, grand formats, the collectible cards, the foreign language translation, the QR codes, labels, flexing and packaging. I mean, look, this is a full service operation that Consolidated Graphics has combined with ours. Again, we think the comprehensive training and service capabilities will be very powerful for all our customers.

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R.R. Donnelley & Sons Co.		Acquisition of Consolidated
Graphics Inc by R. R.
Donnelley & Sons
	RRD	Company Call	Oct. 24, 2013
Company ▲	Ticker ▲	Event Type ▲	Date ▲

<Q – Westcott Rochette – Standard & Poor’s Investment Advisory Services LLC>: Okay, sounds great. Thanks a lot guys.

Thomas J. Quinlan, President, Chief Executive Officer & Director

Thank you. Have a good day. Thank you everyone for joining the call today. Hope everybody has a great day. And we’ll talk to you on November 5.

Operator: Thank you. Ladies and gentlemen, this concludes today’s conference. Thank you for participating. You may now disconnect.

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Additional Information and Where To Find It

This document relates to a proposed transaction between R. R. Donnelley and Consolidated Graphics, which will become the subject of a registration statement on Form S-4 and proxy statement/prospectus forming a part thereof, to be filed with the SEC by R. R. Donnelley and Consolidated Graphics. This document is not a substitute for the registration statement and proxy statement/prospectus that R. R. Donnelley and Consolidated Graphics will file with the SEC or any other documents that R. R. Donnelley or Consolidated Graphics may file with the SEC or send to shareholders of Consolidated Graphics in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF CONSOLIDATED GRAPHICS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY R. R. DONNELLEY OR CONSOLIDATED GRAPHICS WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by R. R. Donnelley or Consolidated Graphics with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement, proxy statement/prospectus and other relevant documents filed by R. R. Donnelley with the SEC will be available free of charge on R. R. Donnelley’s internet website at http://investor.rrd.com/sec.cfm or by contacting R. R. Donnelley’s Investor Relations Department at (800) 742-4455. Copies of the proxy statement/prospectus and other relevant documents filed by Consolidated Graphics with the SEC will be available free of charge on Consolidated Graphics’ internet website at http://investors.cgx.com/phoenix.zhtml?c=78535&p=irol-sec or by contacting Consolidated Graphics’ Investor Relations Department at (713) 787-0977.

No Offer or Solicitation

This document does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

R. R. Donnelley, Consolidated Graphics, and their respective directors and executive officers may be considered participants in the solicitation of proxies from shareholders of Consolidated Graphics in connection with the proposed transaction. Information about the directors and executive officers of Consolidated Graphics is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on July 9, 2013.

Information about the directors and executive officers of R. R. Donnelley is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 15, 2013. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Use of Forward-Looking Statements

This document includes certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of R. R. Donnelley, its expectations relating to the proposed transaction with Consolidated Graphics and its future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about R. R. Donnelley managements’ beliefs and expectations, are forward-looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. While R. R. Donnelley believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond R. R. Donnelley’s control. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from R. R. Donnelley’s current expectations depending upon a number of factors affecting R. R. Donnelley’s business and risks associated with the successful execution and integration of the proposed transaction with Consolidated Graphics and the performance of R. R. Donnelley’s business following such transaction. These factors include, among others, the inherent uncertainty associated with financial projections; the volatility and disruption of the capital and credit markets, and adverse changes in the global economy; factors that affect customer demand, including changes in postal rates and postal regulations, changes in the capital markets, changes in advertising markets, the rate of migration from paper-based forms to digital format, customers’ budgetary constraints and customers’ changes in short-range and long-range plans; customers’ financial strength; shortages or changes in availability, or increases in costs of, key materials (such as ink, paper and fuel); changes in tax laws or interpretations that could increase R. R. Donnelley’s consolidated tax liabilities; the reliability of the participants to R. R. Donnelley’s lending agreements; competitive pressures in all markets in which R. R. Donnelley operates; successful completion of the proposed transaction with Consolidated Graphics; the ability to implement plans for the integration of the proposed transaction, including with respect to sales forces, cost containment, asset rationalization and other key strategies and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the receipt of required regulatory approvals for the proposed transaction (including the approval of antitrust authorities necessary to complete the proposed transaction); and such other risks and uncertainties detailed in R. R. Donnelley’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in R. R. Donnelley’s Form 10-K for the fiscal year ended December 31, 2012, in R. R. Donnelley’s subsequent filings with the SEC and in other investor communications of R. R. Donnelley from time to time. R. R. Donnelley does not undertake to and specifically declines any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.